Exhibit 99.2

BW LPG LIMITED

NOTICE IS HEREBY GIVEN that the Annual General Meeting of BW LPG Limited (the “Company”) will be held at Washington Mall Phase 2, 4th Floor, Suite 400, 22 Church Street, HM 1189, Hamilton, Pembroke, HM EX, Bermuda on Wednesday, 12 June 2024 at 5:00 p.m. (Bermuda time) for the following purposes:

1.	To confirm the Notice of the Annual General Meeting.

2.	To receive the audited consolidated financial statements of the Company for the financial year ended 31 December 2023 and the Auditors’ Report thereon.

3.	To determine that the number of Directors of the Company shall be up to eight.

4.	To re-elect the following Directors as set out below:

Mr. Andreas Sohmen-Pao

Ms. Anne Grethe Dalane

Ms. Sonali Chandmal

Mr. Andrew E. Wolff

Mr. Luc Gillet

Mr. Sanjiv Misra

5.	To re-appoint Mr. Andreas Sohmen-Pao to the office of Chairman of the Company for the ensuing year.

6.	To receive the latest Guidelines on Executive Remuneration, a copy of which is available on the Company’s website at www.bwlpg.com/about/our-leaders/ - under Remuneration Committee.

7.	To approve the annual fees payable for the period from the 2024 Annual General Meeting to the 2025 Annual General Meeting to the Directors and Committee Members as follows:

Role	Fees

Chairman	US$ 100,000
Board Members	US$ 90,000
Audit Committee Chair	US$ 15,000
Audit Committee Member	US$ 10,000
Remuneration Committee Chair	US$ 10,000
Remuneration Committee Member	US$ 5,000
Nomination Committee Chair and Member	US$ 2,500

8.	To consider, and if thought fit, to approve the re-appointment of KPMG LLP as Auditors to hold office until the conclusion of the next annual general meeting and to authorise the Board of Directors to determine the Auditors’ remuneration.

9.	Subject to the completion of the Company’s proposed discontinuance from Bermuda and continuance in Singapore in accordance with the provisions of Section 132G of the Companies Act 1981 as amended of Bermuda and Part 10A of the Companies Act 1967 of Singapore ("Proposed Redomiciliation") on and from the effective date of the Proposed Redomiciliation ("Effective Date"), to approve the following:

(a)	the exercise by the Directors of all the powers of the Company to purchase or otherwise acquire issued ordinary shares in the share capital of the Company (“Shares”) not exceeding in aggregate the Prescribed Limit (as hereafter defined), at such price(s) as may be determined by the Directors from time to time up to the Maximum Price (as hereafter defined), in accordance with all applicable laws and regulations, including but not limited to the provisions of the Companies Act 1967 (the “Act”), the Market Abuse Regulation, the Singapore Code on Take-overs and Mergers (if applicable) and the Constitution of the Company (the “Share Buy-Back Mandate”);

(b)	any Shares that are purchased or otherwise acquired by the Company pursuant to the Share Buy-Back Mandate shall, at the discretion of the Directors, either be cancelled or held in treasury and dealt with in accordance with the Act;

(c)	unless varied or revoked by the Company in general meeting, the authority conferred on the Directors pursuant to the Share Buy-Back Mandate may be exercised by the Directors at any time and from time to time during the period commencing from the Effective Date and expiring on the earliest of:

(i)	the conclusion of the next annual general meeting of the Company or the date on which the next annual general meeting of the Company is held or required by law to be held;

(ii)	the date on which the buy-back of the Shares are carried out to the full extent mandated; or

(iii)	the date on which the authority contained in the Share Buy-Back Mandate is varied or revoked;

(d)	in this resolution:

“Maximum Price” shall not be higher than the higher of the price of the last independent trade and the highest current independent bid on the Oslo Stock Exchange and/or New York Stock Exchange;

“Prescribed Limit” means 10% of the total number of Shares as at the Effective Date unless the Company has effected a reduction of the share capital of the Company in accordance with the applicable provisions of the Act, at any time during the Relevant Period, in which event the issued ordinary share capital of the Company shall be taken to be the issued ordinary share capital of the Company as altered (excluding any subsidiary holdings and treasury shares that may be held by the Company from time to time); and

“Relevant Period” means the period commencing from the Effective Date and expiring on the date the next annual general meeting of the Company is held or is required by law to be held, whichever is the earlier; and

(e)	the Directors and/or any of them be and are hereby authorised to complete and do all such acts and things (including without limitation, executing such documents as may be required) as they may consider desirable, expedient or necessary to give effect to the transactions contemplated by this resolution.

(Please refer to Appendix B of this notice for further information on the Share Buy-Back Mandate including source of funds for the purchase and its impact on the Company's financial position.)

10.	Subject to the completion of the Proposed Redomiciliation and on and from the Effective Date, to approve the following:

(a)	pursuant to Section 161 of the Companies Act 1967 (the “Act”), approval be and is hereby given to the Directors at any time to such persons and upon such terms and for such purposes as the Directors may in their absolute discretion deem fit, to:

(i)	issue shares in the capital of the Company whether by way of rights, bonus or otherwise;

(ii)	make or grant offers, agreements or options (collectively, “Instruments”) that might or would require shares to be issued or other transferable rights to subscribe for or purchase shares including but not limited to the creation and issue of warrants, debentures or other instruments convertible into shares;

(iii)	issue additional Instruments arising from adjustments made to the number of Instruments previously issued in the event of rights, bonus or capitalisation issues; and

(b)	(notwithstanding the authority conferred by the Shareholders may have ceased to be in force) issue shares in pursuance of any Instruments made or granted by the Directors while the authority was in force, provided always that:

(i)	the aggregate number of shares to be issued pursuant to this resolution (including shares to be issued in pursuance of Instruments made or granted pursuant to this resolution) does not exceed 20% of the total number of issued shares excluding treasury shares and subsidiary holdings;

For the purpose of this resolution, the total number of issued shares excluding treasury shares and subsidiary holdings is based on the Company’s total number of issued shares excluding treasury shares and subsidiary holdings at the time this resolution is passed, after adjusting for:

(aa)	new shares arising from the conversion or exercise of convertible securities or share options which are outstanding or subsisting at the time that this ordinary resolution is passed; and

(bb)	any subsequent bonus issue, consolidation or subdivision of shares;

Adjustments in accordance with the abovementioned (aa) are only to be made in respect of new shares arising from convertible securities, share options or share awards which were issued and outstanding or subsisting at the time of the passing of this resolution;

(ii)	in exercising the authority conferred by this resolution, the Company shall comply with all applicable legal requirements under the Act, the Constitution and any other applicable regulation (including rules of any stock exchange for the time being in force); and

(iii)	the authority conferred by this resolution shall, unless revoked or varied by the Company in general meeting, continue to be in force until the conclusion of the next annual general meeting or the date by which the next annual general meeting of the Company is required by law to be held, whichever is the earlier.

BY ORDER OF THE BOARD	Registered Office:

Mr. Andreas Sohmen-Pao	Washington Mall Phase 2

Chairman of the Board	4th Floor, Suite 400

21 May 2024	22 Church Street, HM 1189 Hamilton, Pembroke, HM EX Bermuda

Notes:

1.	In accordance with Section 84 of the Bermuda Companies Act 1981, the audited consolidated financial statements of the Company for the year ended 31 December 2023 will be presented at the general meeting. These statements have been approved by the Directors of the Company. There is no requirement under Bermuda law that such statements be approved by Members, and no such approval will be sought at the general meeting.

The Company’s audited consolidated financial statements for the financial year ended 31 December 2023 are included in the Annual Report on Form 20-F and can be accessed at the Company’s website at www.bwlpg.com/investors/reports-presentations/. The audited consolidated financial statements of the Company for the year ended 31 December 2023 have been provided to Members via the internet as described above. The latest Guidelines on Executive Remuneration is available on the Company’s website at www.bwlpg.com/about/our-leaders/ - under Remuneration Committee . Members who wish to receive printed copies of either, or both, the audited consolidated financial statements of the Company for the year ended 31 December 2023 and the latest Guidelines on Executive Remuneration, may submit a written request via electronic mail to bwlpg@bwlpg.com with the member’s full name and mailing address clearly indicated.

The Company is subject to the reporting requirements of the U.S. Securities Exchange Act of 1934. In accordance with these requirements, the Company files reports and other information with the U.S. Securities and Exchange Commission (the “SEC”). The SEC maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

2.	Proposal 1: In accordance with Bye-law 38.1 of the Bye-laws of the Company, the Board shall consist of not less than three Directors or such number in excess thereof as the Members may determine. Accordingly, it is proposed that the Company set the maximum number of Directors at eight.

3.	Proposal 2: The Nomination Committee of the Company has reviewed the current board composition having regard to expertise, capacity and diversity, and determined that the Board is functioning well and no changes are required. The Nomination Committee has also reviewed the relationships between the Company and each Director, and determined that a majority of the Directors are independent pursuant to the Norwegian Code of Practice for Corporate Governance and corporate governance standards of the New York Stock Exchange. Accordingly, the Nomination Committee recommends that all the Directors are re-elected for the ensuing year, each to hold office until the next Annual General Meeting or until his or her successor is appointed. Please refer to Appendix A of this Notice for details of the recommendation of the Nomination Committee.

A description of the competencies and executive functions of the Directors to be re-elected can be accessed at the Company’s website at www.bwlpg.com/about/our-leaders/. Members who wish to receive printed copies may submit a written request via electronic mail to bwlpg@bwlpg.com with the member’s full name and mailing address clearly indicated.

4.	Proposal 3: In accordance with Bye-law 48 of the Bye-laws of the Company, the Chairman of the Board shall be appointed by the Members from amongst the Directors. It is proposed that Mr. Andreas Sohmen-Pao is appointed as Chairman of the Board for the ensuing year.

5.	Proposal 4: The Bye-laws of the Company provide that the Directors’ fees shall be determined by the Members in a general meeting. The Nomination Committee of the Company has assessed the Directors’ fees and recommends that the Directors are paid the fees in respect of the services rendered by them for the period from the 2024 AGM to the 2025 AGM as set out in this Notice. The Nomination Committee further recommends that the Nomination Committee members are paid for their services for the period from the 2024 AGM to the 2025 AGM as set out in this Notice. Please refer to Appendix A of this Notice for details of the recommendation of the Nomination Committee.

6.	Proposal 5: The Audit Committee of the Board is responsible for recommending the appointment of the Company’s external auditors. In this connection, the Audit Committee has recommended that KPMG LLP are re-appointed as the Independent Auditors of the Company. Consistent with the Company’s Bye-laws, it is proposed that the Board of Directors is authorised to determine the remuneration of KPMG LLP.

7.	Proposals 6 and 7: Under Bermuda law and the Company’s existing Bye-laws, the Board of Directors has, subject to compliance with Bermuda law, the ability to authorise the repurchase of the Company’s shares from time to time and the authority to issue new shares in the Company up to the limit of its authorised share capital (subject in the case of an issuance of preference shares where prior shareholder approval is required). However, once the continuance of the Company in Singapore is effective, the Company will need to comply with Singapore law and the Company’s new constitution. The Directors propose that the general meeting approves, subject to completion of the continuance of the Company in Singapore, the Share Buy-Back Mandate so that the Company can continue with its previously announced share repurchase programme. Further information on the mandate including source of funds for the purchase and its impact on the Company’s financial position is set out in Appendix B of this Notice. Furthermore, the Directors propose that the general meeting approves, subject to the completion of the continuance of the Company in Singapore, the authority to the Board of Directors to issue shares in order for the Company to secure an optimal capital structure at all times and to capitalise on potential growth opportunities, for example, but not limited to, acquisitions, mergers and similar transactions, as well as to carry out equity capital transactions. The Directors consider the proposed Share Buy-Back Mandate and authorisation to issue shares to be in the interests of the Company and they recommend the Shareholders to vote in favour of the proposals as set out in this Notice.

8.	Only shareholders registered in the register of members of the Company on the record date for the Annual General Meeting, being 16 May 2024 shall be entitled to receive this Notice, attend and vote at the Annual General Meeting in respect of the number of shares ("Shares") registered in their name at that time.

Every member entitled to attend and vote at the Annual General Meeting or any adjournment thereof is entitled to appoint a proxy to attend and vote in his stead on a show of hands or on a poll. A form of proxy is enclosed for this purpose. A proxy does not need to be a member of the Company. A member who is entitled to cast two or more votes at the Annual General Meeting or any adjournment thereof may appoint more than one proxy.

If properly executed, the shares issued in the capital of the Company represented by the proxy will be voted in the manner directed by the member on the form of proxy. The proxy holder shall also have discretion to vote the Shares for or against any amendments to resolutions duly made at the Annual General Meeting or any adjournment thereof. If no direction is given, the Shares will be voted in favour of the resolutions as recommended by the Board of Directors (including amendments thereto approved by the Board of Directors) when duly presented at the Annual General Meeting or any adjournment thereof. The proxy holder shall have discretion to vote the Shares on any other matters in furtherance of or incidental to the foregoing or as may otherwise properly come before the Annual General Meeting or adjournment thereof. Shareholders that have granted a proxy may not vote their shares at the Annual General Meeting unless such proxy is revoked.

The form of proxy is enclosed.

The manner in which your Shares may be voted depends on how your Shares are held.

If you are a holder of Shares which are registered in Euronext Securities Oslo and trading on the Oslo Stock Exchange, you must return the proxy form to DNB Bank ASA, Registrars Department. To be valid, the form of proxy is to be received by DNB Bank ASA, Registrars Department, at its address at Dronning Eufemias gate 30, 0191 Oslo, no later than 10 June 2024 at 10:00 am (Oslo time) or by e-mail at vote@dnb.no no later than the aforementioned date and time.

If you own Shares of record, meaning that your Shares are represented by book entries in your name so that you appear as a shareholder on the shareholder register of the Company maintained by Equiniti Trust Company, LLC (“Equiniti”) (i.e., you are a registered shareholder), you must submit your proxy to Equiniti by mail (Equiniti Trust Company, LLC, 55 Challenger Rd, Ridgefield Park, NJ 07660, USA) in the return envelope provided by Equiniti by no later than 10 June 2024 @ 5:00 p.m. (New York time) (proxies received after such time will not be considered).

You also may attend the AGM in person and vote during the meeting. Shareholders of record attending the AGM in person will be given a ballot upon request.

If you own Shares in “street name”, meaning that your Shares are held by a bank, brokerage firm, or other nominee that is a DTC participant, you are considered the “beneficial owner” of Shares held in “street name,” and you must provide voting instructions through your bank, brokerage firm, or other nominee by returning a voting instruction form received from that institution in accordance with the relevant instructions provided by such institution.

If you own Shares in street name and wish to attend the AGM, you must obtain a “legal proxy” from the bank, brokerage firm, or other nominee that holds your Shares in order to vote your Shares at the meeting and present your voting information card. Duly appointed proxyholders attending the AGM in person will be given a ballot upon request.

APPENDIX A

Recommendation from the Nomination Committee of BW LPG Limited (the “Company”) to the Annual General Meeting to be held on 12 JUNE 2024

NOMINATION COMMITTEE’S COMPOSITION AND MANDATE

The members of the Nomination Committee of BW LPG Limited comprise Ms. Sophie Smith (Chair), Mr. Bjarte Bøe and Ms. Elaine Yew Wen Suen. Ms. Smith was elected effective 13 May 2022, and Mr. Bøe and Ms. Yew were elected effective 20 May 2020. A description of the profiles of the members can be accessed at the Company’s website at http://www.bwlpg.com.

The Nomination Committee’s mandate is outlined in the Nomination Committee Guidelines adopted on 1 January 2014 as amended and approved at the Annual General Meetings on 22 May 2014, 19 May 2015 and 15 May 2023.

THE WORK OF THE NOMINATION COMMITTEE

The Nomination Committee has met once since the Annual General Meeting in May 2023, and has in addition relied on e-mail and telephone conversations to conclude its work. The Nomination Committee has also had dialogue with members of the Board.

The Nomination Committee has received the Board’s own performance evaluation for 2023. In its assessment of the Board composition, the Nomination Committee has taken account of views expressed therein. The Nomination Committee has reviewed the Board composition having regard to expertise, capacity and diversity, and determined that the Board is functioning well and no changes are required. The Nomination Committee has also reviewed the relationships between the Company and each Director, and determined that a majority of the Directors are independent pursuant to the Norwegian Code of Practice for Corporate Governance and corporate governance standards of the New York Stock Exchange.

The Nomination Committee has reviewed the remuneration of the Board and compared it to relevant statistics of dual-listed companies.

BOARD COMPOSITION

The Board of Directors of the Company currently consists of the following members:

Mr. Andreas Sohmen-Pao (Chairman)

Ms. Anne Grethe Dalane

Ms. Sonali Chandmal

Mr. Andrew E. Wolff

Mr. Luc Gillet

Mr. Sanjiv Misra

The profiles of all the Board members can be accessed at the Company’s website at http://www.bwlpg.com.

In connection with the 2024 AGM, the Nomination Committee submits the following unanimous proposals:

1.             Election of Directors

The Nomination Committee proposes that the following Directors, being eligible and having consented to act, be re-elected until the Annual General Meeting to be held in 2025:

Mr. Andreas Sohmen-Pao

Ms. Anne Grethe Dalane

Ms. Sonali Chandmal

Mr. Andrew E. Wolff

Mr. Luc Gillet

Mr. Sanjiv Misra

2.            Board Remuneration

The Nomination Committee recommends the following Board remuneration for the period from 12 June 2024 to the next Annual General Meeting of the Company in 2025:

Chairman	US$ 100,000
Board Members	US$ 90,000
Audit Committee Chair	US$ 15,000
Audit Committee Member	US$ 10,000
Remuneration Committee Chair	US$ 10,000
Remuneration Committee Member	US$ 5,000

3.            Remuneration of the Nomination Committee

The Nomination Committee proposes that the remuneration to the Nomination Committee for the period from 12 June 2024 to the next Annual General Meeting of the Company in 2025 be set at US$ 2,500 to each member including the Chair.

ON BEHALF OF THE NOMINATION COMMITTEE

Ms. Sophie Smith

Chair of the Nomination Committee

15 May 2024

Appendix B

SOURCE OF FUNDS AND FINANCIAL EFFECTS OF THE SHARE BUY-BACK MANDATE

Source of funds

The Companies Act 1967 (the “Act”) permits the Company to purchase or acquire its Shares out of capital or distributable profits so long as the Company is solvent.

The Company will use internal sources of funds, or a combination of internal resources and external borrowings, to finance purchases of its Shares. The Board of Directors does not intend to exercise the Share Buy-back Mandate if such exercise would result in insufficient liquidity for the Company or its subsidiaries (collectively, the "Group"). The Board of Directors will also not undertake Share purchases if the borrowings required to finance the Share purchases will result in insufficient liquidity for the Company or the Group.

Financial Effect

It is not possible for the Company to realistically calculate or quantify the impact of purchases that may be made pursuant to the proposed Share Buy-back Mandate on the Company's financial position as the effect would depend on a number of factors such as the aggregate numbers of Shares purchased, the purchase prices paid at the relevant times, whether the Shares purchased or acquired are held in treasury or immediately cancelled on purchase or acquisition, how the Shares held in treasury are subsequently dealt with by the Company in accordance with Section 76K of the Act, and the amounts (if any) borrowed by the Company to fund the purchases.

BW LPG LIMITED

(the “Company”)

FORM OF PROXY FOR THE 2024 ANNUAL GENERAL MEETING

I/We (insert name)	(block letters)

the holder(s) of (insert number of shares) _____________________ common shares in the Company as of record date of the Annual General Meeting hereby appoint:

the duly appointed Chairman of the meeting or _______________________________________________________, as my/our proxy to vote on my/our behalf at the Annual General Meeting to be held at 5:00 p.m. (Bermuda time) on Wednesday, 12 June 2024 and at any adjournment thereof or, in the absence of any such indication, my/our proxy shall vote or abstain as he/she thinks fit.

I/We desire my/our votes to be cast on the resolutions to be proposed at the Annual General Meeting of the members (as set out in the Notice of Annual General Meeting dated 21 May 2024) as indicated below:

	RESOLUTION	FOR	AGAINST	ABSTAIN

1.	To determine that the number of Directors of the Company shall be up to eight.
2.	To re-elect the following persons as Directors: (a) Mr. Andreas Sohmen-Pao (b) Ms. Anne Grethe Dalane (c) Ms. Sonali Chandmal (d) Mr. Andrew E. Wolff (e) Mr. Luc Gillet (f) Mr. Sanjiv Misra	_____ _____ _____ _____ _____ _____	_____ _____ _____ _____ _____ _____	_____ _____ _____ _____ _____ _____
3.	To re-appoint Mr. Andreas Sohmen-Pao to the office of Chairman of the Company for the ensuing year.
4.	To approve the annual fees payable to the Directors and Committee Members as reflected in Agenda item 7 of the Notice of Annual General Meeting.
5.	To approve the re-appointment of KPMG LLP as Auditors to hold office until the conclusion of the next annual general meeting and to authorise the Board of Directors to determine the Auditors’ remuneration.
6.	To authorise the Directors to purchase shares of the Company as set out in Agenda item 9 of the Notice of Annual General Meeting.
7.	To authorise the Directors to issue shares and/or instruments in the Company as set out in Agenda item 10 of the Notice of Annual General Meeting.

Signature:	Date:

Notes:

1.	If you own Shares which are registered in Euronext Securities Oslo and trading on Oslo Stock Exchange, to be valid this Form of Proxy is to be received by DNB Bank ASA, Registrars Department, Oslo (“DNB”) no later than 10 June 2024 at 10:00 am (Oslo time). The address of DNB is: DNB Bank ASA, Registrars Department, Dronning Eufemias gate 30, 0191 Oslo, Norway. Alternatively, the Form of Proxy can be sent to DNB Bank ASA by e-mail to vote@dnb.no no later than the aforementioned date and time.

2.	If you own Shares of record, meaning that your Shares are represented by book entries in your name so that you appear as a shareholder on the shareholder register of the Company maintained by Equiniti Trust Company, LLC (“Equiniti”), you must submit your proxy to Equiniti by mail (Equiniti Trust Company, LLC, 55 Challenger Rd, Ridgefield Park, NJ 07660, USA) in the return envelope provided by Equiniti by no later than 10 June 2024 at 5:00 p.m. (New York time) (proxies received after such time will not be considered).

3.	If you own Shares in “street name”, you must provide voting instructions through your bank, brokerage firm, or other nominee by returning a voting instruction form received from that institution in accordance with the relevant instructions provided by such institution.

4.	If it is desired to appoint by proxy any person other than the Chairman of the Meeting, his/her name should be inserted in the relevant place, reference to the Chairman deleted and the alteration initialled.

5.	If properly executed, the shares issued in the capital of the Company represented by this Form of Proxy (the “Shares”) will be voted in the manner directed by the member on the Form of Proxy. The proxy holder shall also have discretion to vote the Shares for or against any amendments to motions duly made at the Annual General Meeting or any adjournment thereof. If no direction is given, the Shares will be voted in favour of the resolutions recommended by the Board of Directors (including amendments thereto approved by the Board of Directors) when duly presented at the Annual General Meeting or any adjournment thereof. The proxy holder shall have discretion to vote the Shares on any other matters in furtherance of or incidental to the foregoing or as may otherwise properly come before the Annual General Meeting or any adjournment thereof.

6.	This Form of Proxy must be signed and dated by or on behalf of the member. If the member is a corporation, the Form of Proxy should be signed either by a duly authorised officer or attorney or be completed under its common seal.

7.	Proxies are entitled to vote on a poll or on a show of hands.

8.	Members shall place an “X” in the box indicating the way in which their vote is to be cast.

9.	If a member wishes to vote for or against the re-appointment of one or more of the directors, he/she should place an “X” indicating those directors he/she is voting for or against, as the case may be, in the appropriate space.

10.            Any alterations to this Form of Proxy should be initialled by the member.

11.	The completion and return of this Form of Proxy will not preclude a member from attending the Annual General Meeting and voting in person provided that the written notice of intention to attend has been received by DNB or Equiniti, as relevant, in accordance with the Notes of the Notice of Annual General Meeting and the member has been duly issued with a power of attorney to attend the Annual General Meeting.